EXHIBIT 5

HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

William T. Hart, P.C.	________	Email: harttrinen@aol.com
Will Hart		Facsimile: (303) 839-5414
(303) 839-0061

April 30, 2018

United Cannabis Corporation

301 Commercial Rd.

Unit D

Golden, CO. 80401

This letter will constitute an opinion upon the legality of the sale by United Cannabis Corporation, a Colorado corporation (the “Company”), of up to 9,000,000 shares of the Company’s common stock.

We have examined the Articles of Incorporation, the Bylaws, and the minutes of the Board of Directors of the Company, and the applicable laws of the State of Colorado and a copy of the Registration Statement. In our opinion, the Company is authorized to issue the shares of stock mentioned above and such shares, when issued, will represent fully paid and non-assessable shares of the Company’s common stock.

Very truly yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart